EXHIBIT 4.14

As of April 14, 2012
Valley Stream, New York

Fourth Amendment to Note dated August 17, 2011

The Parties agree as follows:

Reference is made to that certain convertible Promissory Note entered into as of October 31, 2011 between Game Face Gaming, Inc, a Florida Corporation and Small Cap Consultants, Inc. Reference is also made to that first Amendment dated October 14, 2011, and to the second Amendment dated December 14, 2011, and the third Amendment January 14, 2012

Recitals:

1.	Small Cap Consultants, Inc., loaned, subject to a Promissory Note, the amount of $100,000 with interest accruing at a rate of six and one half percent (6.5%) simple interest per annum.

2.	Section 4 of the Note stated as follows:

Maturity Date Unless this Note has been converted pursuant to the terms of this Note or unless earlier accelerated by the terms of this Note, the principal amount hereof, together with all unpaid accrued interest hereon and all other fees, costs and charges, if any, shall be due and payable on the date which is:  December 31, 2011 (the "Maturity Date"). Notwithstanding the Maturity date, this Note shall immediately become due and payable and all provisions of Section 5 below will commence if the Company shall have received funding from any source and in any form, in the amount of five hundred thousand dollars ($500,000) from the date of this Note. No payments of principal or interest are required hereunder until the Maturity Date, except as otherwise provided herein.

3.	Section 5 stated:

1.	Additional Share Issuance for Late or Non Payment. The Company hereby agrees to the following schedule of additional share consideration in the event that it does not repay the loan by its maturity.

I.
Beginning on the first day that the loan is payable, pursuant to section 4 above and until the first 30 days past maturity,  the Company, in addition to the Principal and accrued interest,  will be obligated to issue an additional 20,000 shares daily for each day that the loan remains open;

II.
Beginning on day 31 past maturity pursuant to Section 4 above, should the loan remain unpaid, the Company will issue an additional 50,000 shares per day for each and every day that the loan remains unpaid;

III.	Should the loan remain outstanding past 61 days past Maturity Date, the Company will obligated to issue the amount of 1,000,000 shares for each day that the loan remains unpaid;
IV.	All share issuances shall be of the Company’s Common stock par value $0.000l.

4. Section 7 stated Conversion. The principal amount of this Note and all unpaid interest accrued on this Note (together, sometimes referred to as the "Note Balance") may be converted, as follows:

Conversion at the Option of the Holder. At any time commencing thirty (30) days after the date of issuance of this Note and before the Maturity Date or earlier conversion of this Note, the Holder, at Holder's option and upon ten (10) days prior written notice to the Company, may convert in whole or in part the outstanding principal and accrued but unpaid interest of this Note (the amount to be converted referred to as the "Note Amount") into a number of shares of Common Stock (sometimes referred to as the "Underlying Securities") determined by the greater of Five cents ($0.05) per share or at fifty percent (50%) of the average closing bid price of the Common Stock on the OTC Bulletin Board (or whatever exchange, market or quotation system the Common Stock is then traded), for the ten (10) trading days ending five (5) days before the conversion date.

For good and valuable consideration, the parties agree that Sections 4, and 7 of that certain Note are modified as follows:

Section 4: The due date of the Note is extended until the earlier of: (i) June 15, 2012 or (ii) such date prior, should the Company  have received funding from any source and in any form, in the amount of five hundred thousand dollars ($500,000) from the date of this Amendment.

Section 7: The conversion at the Option of the Holder is modified as follows: Holder may convert at anytime upon three (3) days notice to the Company, in whole or in part the outstanding principal and accrued interest of the Note.  Conversion price is reset to Five Cents ($0.05) per share.

All other terms and conditions remain the same.

Agreed:	Agreed:
/s/ Ryan Mendonca	/s/ Felix Elinson
Ryan Mendonca	Felix Elinson
By: Small Cap Consultants, Inc.,	By: Game Face Gaming, Inc.
Date: 4/14/2012	Date: 4/14/2012